GLOBAL ENGINE GROUP HOLDING LTD

August 16, 2022

Ms. Lauren Pierce
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Global Engine Group Holding Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted on July 15, 2022

CIK No. 0001908705

Dear Ms. Pierce:

This letter is in response to the letter dated July 27, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to the Registration Statement on Form F-1

Cover Page

1.	Please clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

RESPONSE: We respectfully advise the Staff that we have revised relevant disclosures in the cover page and throughout the Registration Statement to include all the legal and operational risks associated with being based in and having operations in Hong Kong. Please note that our Company is not based in or having operations in the PRC.

Commonly Used Defined Terms, page ii

2.	You disclose that translations of balances as of December 31, 2021 are calculated at the rate of US$1.00 = HKD7.7996, and translations of balances as of June 30, 2021 are calculated at the rate of US$1.00 = HKD7.7658. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X. Be advised that the translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different.

RESPONSE: We respectfully advise the Staff that the Company follows the SEC financial reporting guidance as follows:

6620.5 Dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.

6620.6 An issuer filing a registration statement on Form F-3 that incorporates financial statements previously filed on Form 20-F does not need to amend or otherwise modify these statements to reflect a more current exchange rate in presenting the convenience translation.

NOTE: Amendment or other modification is not necessary even if the company has presented a convenience translation on interim data in the registration statement or by reference to Form 6-K. In this situation, the issuer should disclose in the interim data provided on the Form 6-K that different exchange rates have been used for the convenience translation.

The Company acknowledge that it should use the latest balance rate in the filing. However, as per 6620.6 and the note following section 6620, in certain situations, the Company is not required to amend or modify prior issued financials which the Company analogized for its December 31, 2021 financials.

In addition, the rate difference between December 31, 2021 (US$1.00=HKD7.7996) and June 30, 2021(US$1.00 = HKD7.7658) was approximately by 0.43%. Therefore, the Company’s total assets, total liabilities, revenues, gross profit and net income were understated by 0.43% which is not material to the Company’s overall financial position and result of operations.

Risk Factors
We rely on a limited number of vendors..., page 20

3.	We note your response to prior comment 9. In your disclosure, please specify the duration of the agreement made with Nexsen Limited on July 2, 2021.

RESPONSE: We respectfully advise the Staff that we have revised relevant disclosures on page 19 to specify the duration of the agreement made with Nexsen Limited on July 2, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

4.	We note your response to prior comment 6. Please clarify in your disclosure that the financial statements reflect only the activities of GEL, your operating subsidiary, and the intermediate BVI holding entity has no operations or activity.

RESPONSE: We respectfully advise the Staff that we have revised relevant disclosures on page 53 to clarify that the financial statements reflect only the activities of GEL, our operating subsidiary, and both the Company and Global Engine Holdings Limited, our intermediate BVI holding entity, have no operations or activity.

Industry, page 70

5.	We note your response to prior comment 11. Please clarify the purpose of including data regarding mobile connectivity and mobile data consumption and how they relate to your business. Further, please consider adding disclosure identifying your target customers and the general size of your target market.

RESPONSE: We respectfully advise the Staff that we have revised relevant disclosures on page 67 to remove the references to mobile connectivity and mobile data consumption. We also added disclosure identifying our target customers and the general size of our target market on the same page.

Business, page 71

6.	We note your response to prior comment 12. Please disclose whether the three employees of Boxasone Limited are, under the Cost Assignment Agreement, working for you full- time.

RESPONSE: We respectfully advise the Staff that we have revised relevant disclosures on page 72 to confirm that the three employees of Boxasone Limited are not working for us full-time under the Cost Assignment Agreement. The percentages of costs of these part-time employees that we share with Boxasone Limited are based on the estimated services and hours these employees would provide to us.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

	By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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